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Continental AG's Contributions for Tsunami Victims Go Primarily to Homeless and Fishermen

Large share of the 500,000 dollars contribution to be used in Malaysia

Hanover/Kuala Lumpur, March 8, 2005. The 500,000 dollars contributed by Continental AG, Hanover, for the victims of the tsunami in Asia will go mainly to the benefit of the homeless and fishermen. A large share of the funds will be put to use in Malaysia, where the international automotive supplier also has business operations in the form of two tire plants. Indonesia and Sri Lanka will however be receiving aid as well.

Today Continental is presenting a check for 200,000 dollars to the government of the Malaysian state of Kedah. Half of the money will be used to finance a project there for emergency housing, providing temporary homes for more than 100 families who lost their houses in the tsunami. With its contribution, Continental is covering the costs for what is referred to as a long house. The houses have electricity and a clean water supply. The occupants are also provided with basic furnishings and kitchen utensils for their daily life.

With the other half of the 200,000 dollars, Continental is also supporting the region's fishermen whose boats and equipment were heavily damaged in the catastrophe. The fishermen associations themselves will determine who will receive aid. Assistance however is available only for those independent fishermen who own or operate their own small boat – which was heavily damaged or destroyed - and who rely entirely on fishing for their livelihood.

"We decided to provide these fishermen with funding so they can continue with their lives in this difficult time," said Dieter Saar, head of Continental Sime Tyres in Malaysia. "The government there is concentrating on compensating the fishermen for their losses so that they can have their boats and fishing equipment repaired, but in the meantime these persons cannot earn a living. With our contribution, we want to make sure that they will be able to meet their families' needs until they are able to fish again," Saar added.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. Consolidated sales in 2003 amounted to 11.5 billion euros and employees number approximately 73,000 worldwide.

Anne Pfeffer
Press Officer
Continental AG
Vahrenwalder Str. 9, 30165 Hanover, Germany
Phone: +49 (0)511 938-1364, Fax: -1055
Email: anne.pfeffer@conti.de
www.conti-online.com

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Commercial Register Entry Seals Phoenix AG Take-Over

Control and Profit and Loss Transfer Agreement Between ContiTech AG and Phoenix AG Takes Effect

Hanover/Hamburg, March 10, 2005. Continental AG, Hanover, can now proceed with the integration of the recently acquired Hamburg-based Phoenix AG into its ContiTech AG subsidiary. The control and profit and loss transfer agreement between ContiTech AG as controlling enterprise and Phoenix AG as dependent enterprise was entered into the commercial register as of March 9, 2005. The agreement, approved at an extraordinary meeting of Phoenix AG shareholders on December 28, 2004, can thus go into effect.

"Entry in the commercial register confirms our confidence that court action to invalidate the control and merger would prove in vain," said the Continental Executive Board chairman, Manfred Wennemer in Hanover Thursday. "This decisive step further clarifies the situation – also for the employees of the two companies. With the integration we can realize the synergies already announced. The company's long-term competitiveness and development potential is assured."

Under the terms of the control and profit and loss transfer agreement, ContiTech AG guarantees the outside shareholders of Phoenix a compensation payment of 1.27 euro net per share (1.39 euro gross) for each full financial year. On demand Conti Tech AG has further agreed to a settlement of EUR18.89 per no-par share held by an outside shareholder.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5 billion. At present it has a worldwide workforce of more than 80,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hannover
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
prkonzern@conti.de

Corporate image and video library at www.conti-online.com